Exhibit 21.1
SKILLZ INC.
LIST OF SUBSIDIARIES
(as of December 31, 2022)

Name of Subsidiary	Jurisdiction
Skillz Platform Inc.	Delaware
Skillz Platform Canada Inc.	Canada
Aarki, LLC	Delaware
ARND CJSC	Armenia
Beijing Aarki Technology Co. Ltd.	China
Aarki LLC – Philippines Branch	Philippine
Aarki Kabushiki-Kaisha	Japan
Aarki (UK) Limited	United Kingdom